Exhibit 99.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Williams Partners GP LLC

We have audited the accompanying consolidated balance sheet of Williams Partners GP LLC as of December 31, 2007. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the consolidated financial position of Williams Partners GP LLC at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Tulsa, Oklahoma
February 25, 2008

WILLIAMS PARTNERS GP LLC

CONSOLIDATED BALANCE SHEET
December 31, 2007

(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$36,197
Accounts receivable:
Trade	12,860
Affiliate	20,402
Other	2,543
Product imbalance	20,660
Prepaid expenses	4,056
Derivative assets — affiliate	231
Reimbursable projects	8,989
Other current assets	3,574

Total current assets	109,512
Investment in Wamsutter	284,650
Investment in Discovery Producer Services	214,526
Property, plant and equipment, net	642,289
Other noncurrent assets	32,500

Total assets	$1,283,477

LIABILITIES AND OWNER’S EQUITY
Current liabilities:
Accounts payable:
Trade	$35,948
Affiliate	14,011
Product imbalance	21,473
Deferred revenue	4,569
Derivative liabilities — affiliate	2,718
Accrued liabilities	27,743

Total current liabilities	106,462
Long-term debt	1,000,000
Environmental remediation liabilities	2,599
Other noncurrent liabilities	9,265
Minority interest	1,318,992
Commitments and contingent liabilities (Note 12)
Owner’s equity:
Owner’s equity	(253,686)
Notes receivable — affiliate	(899,594)
Accumulated other comprehensive loss	(561)

Total owner’s equity	(1,153,841)

Total liabilities and owner’s equity	$1,283,477

See accompanying notes to consolidated balance sheet.

WILLIAMS PARTNERS GP LLC

NOTES TO CONSOLIDATED BALANCE SHEET

Note 1.	Organization

Unless the context clearly indicates otherwise, references to “we,” “our,” “us” or like terms refer to Williams Partners GP LLC and include the operations of Williams Partners L.P. (the Partnership). We are a Delaware limited liability corporation formed by The Williams Companies, Inc. (Williams) in February 2005 to serve as the general partner of the Partnership. We currently own a 2% general partner interest, an 8% limited partner interest and incentive distribution rights in the Partnership. However, due to the substantive control granted to us by the partnership agreement we consolidate our interest in the Partnership. We are a wholly owned subsidiary of Williams. Other subsidiaries of Williams own an additional 15% limited partner interest in the Partnership.

The Partnership is a Delaware limited partnership formed in February 2005, to acquire and own (1) a 40% interest in Discovery Producer Services LLC (Discovery); (2) the Carbonate Trend gathering pipeline off the coast of Alabama; (3) three integrated natural gas liquids (NGL) product storage facilities near Conway, Kansas; and (4) a 50% undivided ownership interest in a fractionator near Conway, Kansas. Prior to the closing of the Partnership’s initial public offering (the IPO) in August 2005, the 40% interest in Discovery was held by Williams Energy, L.L.C. (Energy) and Williams Discovery Pipeline LLC; the Carbonate Trend gathering pipeline was held in Carbonate Trend Pipeline LLC (CTP), which was owned by Williams Mobile Bay Producers Services, L.L.C.; and the NGL product storage facilities and the interest in the fractionator were owned by Mid-Continent Fractionation and Storage, LLC (MCFS). All of these were wholly owned indirect subsidiaries of Williams. Additionally, Williams Partners Operating LLC (OLLC), an operating limited liability company (wholly owned by the Partnership) through which all the Partnership’s activities are conducted, was formed.

Initial Public Offering and Related Transactions

On August 23, 2005, the Partnership completed an IPO of 5,000,000 common units representing limited partner interests in the Partnership at a price of $21.50 per unit. The proceeds of $100.2 million, net of the underwriters’ discount and a structuring fee totaling $7.3 million, were used to:

•	distribute $58.8 million to Williams in part to reimburse Williams for capital expenditures relating to the assets contributed to the Partnership and for a gas purchase contract contributed to the Partnership;

•	provide $24.4 million to make a capital contribution to Discovery to fund an escrow account required in connection with the Tahiti pipeline lateral expansion project;

•	provide $12.7 million of additional working capital; and

•	pay $4.3 million of expenses associated with the IPO and related formation transactions.

Concurrent with the closing of the IPO, a 40% interest in Discovery and all of the interests in CTP and MCFS were contributed to the Partnership by Williams’ subsidiaries in exchange for an aggregate of 2,000,000 common units and 7,000,000 subordinated units. The public, through the underwriters of the offering, contributed $107.5 million ($100.2 million net of the underwriters’ discount and a structuring fee) to the Partnership in exchange for 5,000,000 common units representing a 35% limited partner interest in the Partnership. Additionally, at the closing of the IPO, the underwriters fully exercised their option to purchase 750,000 common units from Williams’ subsidiaries at the IPO price of $21.50 per unit less the underwriters’ discount and a structuring fee.

Acquisition of Four Corners

On June 20, 2006, the Partnership acquired a 25.1% membership interest in Williams Four Corners LLC (Four Corners) pursuant to an agreement with Williams Energy Services, LLC (WES), Williams Field Services Group LLC (WFSG), Williams Field Services Company, LLC (WFSC) and OLLC for aggregate consideration

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NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)

of $360 million. Prior to closing, WFSC contributed to Four Corners its natural gas gathering, processing and treating assets in the San Juan Basin in New Mexico and Colorado. The Partnership financed this acquisition with a combination of equity and debt. On June 20, 2006, the Partnership issued 6,600,000 common units at a price of $31.25 per unit.

Additionally, at the closing, the underwriters fully exercised their option to purchase 990,000 common units at a price of $31.25 per unit. This offering yielded net proceeds of $227.1 million after payment of underwriting discounts and commissions of $10.1 million but before the payment of other offering expenses. On June 20, 2006, the Partnership also issued $150 million aggregate principal of unsecured 7.5% Senior Notes due 2011 under a private placement debt agreement. Proceeds from this issuance totaled $146.8 million (net of $3.2 million of related expenses).

On December 13, 2006, the Partnership acquired the remaining 74.9% membership interest in Four Corners pursuant to an agreement with WES, WFSG, WFSC and OLLC for aggregate consideration of $1.223 billion. The Partnership financed this acquisition with a combination of equity and debt. On December 13, 2006, the Partnership issued 7,000,000 common units at a price of $38.00. Additionally, at the closing, the underwriters fully exercised their option to purchase 1,050,000 common units at a price of $38.00 per unit. This offering yielded net proceeds of $293.7 million after payment of underwriting discounts and commissions of $12.2 million but before the payment of other offering expenses. On December 13, 2006, the Partnership received $346.5 million in proceeds from the sale of 2,905,030 common units and 6,805,492 unregistered Class B units in a private placement net of $3.5 million in placement agency fees. On December 13, 2006, the Partnership also issued $600.0 million aggregate principal of unsecured 7.25% Senior Notes due 2017 under a private placement debt agreement. Proceeds from this issuance totaled $590.0 million (net of $10.0 million of related expenses).

Because Four Corners was an affiliate of Williams at the time of these acquisitions, these transactions were accounted for as a combination of entities under common control, similar to a pooling of interests, whereby the assets and liabilities of Four Corners were combined with the Partnership at their historical amounts.

Additional Investment in Discovery

On June 28, 2007, the Partnership closed on the acquisition of an additional 20% interest in Discovery from Energy and WES for aggregate consideration of $78.0 million, bringing their total ownership of Discovery to 60%. This transaction was effective July 1, 2007. Because this additional 20% interest in Discovery was purchased from an affiliate of Williams the transaction was between entities under common control and has been accounted for at historical cost. We continue to account for this investment under the equity method due to the voting provisions of Discovery’s limited liability company agreement which provide the other member of Discovery significant participatory rights such that we do not control the investment.

Acquisition of Wamsutter

On December 11, 2007, the Partnership acquired the ownership interests in Wamsutter, consisting of 100% of the Class A limited liability company interests and 20 Class C units representing 50% of the initial Class C ownership interests (collectively the Wamsutter Ownership Interests) in exchange for aggregate consideration of $750.0 million. The Partnership financed this acquisition with a combination of equity and debt. On December 11, 2007, the Partnership issued 9,250,000 common units at a price of $37.75 per unit. This offering yielded net proceeds of $335.2 million after payment of underwriting discounts and commissions of $14.0 million but before the payment of other offering expenses. Additionally, on December 11, 2007, the Partnership issued approximately $157.2 million, or 4,163,527 common units, to Williams at a price per common unit of $37.75. On December 11, 2007, the Partnership also initiated a term loan under our $450.0 million credit facility, netting proceeds of $249.1 million after debt acquisition costs. Because the

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Wamsutter Ownership Interests were purchased from an affiliate of Williams, the transaction was between entities under common control and has been accounted for at historical cost. We account for this investment under the equity method due to the voting provisions of Wamsutter’s limited liability agreement which provide Williams significant participatory rights such that we do not control the investment.

On January 9, 2008, we sold an additional 800,000 common units to the underwriters upon the underwriters’ partial exercise of their option to purchase additional common units. The Partnership used the net proceeds from the partial exercise of the underwriters’ option to redeem 800,000 common units from Williams at a price per common unit of $36.24 ($37.75, net of underwriter discount).

Note 2.	Description of Business

We are principally engaged in the business of gathering, transporting, processing and treating natural gas and fractionating and storing NGLs. Operations of our businesses are located in the United States and are organized into three reporting segments: (1) Gathering and Processing-West, (2) Gathering and Processing-Gulf and (3) NGL Services. Our Gathering and Processing-West segment includes the Four Corners gathering and processing operations and our equity investment in Wamsutter. Our Gathering and Processing-Gulf segment includes the Carbonate Trend gathering pipeline and our equity investment in Discovery. Our NGL Services segment includes the Conway fractionation and storage operations.

Gathering and Processing-West.  Our Four Corners natural gas gathering, processing and treating assets consist of, among other things, (1) a 3,500-mile natural gas gathering system in the San Juan Basin in New Mexico and Colorado with a capacity of two billion cubic feet per day, (2) the Ignacio natural gas processing plant in Colorado and the Kutz and Lybrook natural gas processing plants in New Mexico, which have a combined processing capacity of 760 million cubic feet per day (MMcf/d) and (3) the Milagro and Esperanza natural gas treating plants in New Mexico, which have a combined carbon dioxide treating capacity of 750 MMcf/d.

Wamsutter owns an approximate 1,700-mile natural gas gathering system in the Washakie Basin in south-central Wyoming that currently connects approximately 1,720 wells, with a typical operating capacity of approximately 500 MMcf/d at current operating pressures, and the Echo Springs cryogenic processing plant near Wamsutter, Wyoming which has 390 MMcf/d of inlet cryogenic processing capacity and NGL production capacity of 30,000 bpd.

Gathering and Processing-Gulf.  We own a 60% interest in Discovery, which includes a wholly-owned subsidiary, Discovery Gas Transmission LLC. Discovery owns (1) a 283-mile natural gas gathering and transportation pipeline system, located primarily off the coast of Louisiana in the Gulf of Mexico, (2) a 600 MMcf/d cryogenic natural gas processing plant in Larose, Louisiana, (3) a 32,000 barrels per day (bpd) natural gas liquids fractionator in Paradis, Louisiana and (4) a 22-mile mixed NGL pipeline connecting the gas processing plant to the fractionator. Although Discovery includes fractionation operations, which would normally fall within the NGL Services segment, it is primarily engaged in gathering and processing and is managed as such. Hence, this equity investment is considered part of the Gathering and Processing-Gulf segment.

Our Carbonate Trend gathering pipeline is an unregulated sour gas gathering pipeline consisting of approximately 34 miles of pipeline off the coast of Alabama.

NGL Services.  Our Conway storage facilities include three underground NGL storage facilities in the Conway, Kansas, area with a storage capacity of approximately 20 million barrels. The facilities are connected via a series of pipelines. The storage facilities receive daily shipments of a variety of products, including mixed NGLs and fractionated products. In addition to pipeline connections, one facility offers truck and rail service.

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Our Conway fractionation facility is located near Conway, Kansas, and has a capacity of approximately 107,000 bpd. We own a 50% undivided interest in these facilities representing capacity of approximately 53,500 bpd. ConocoPhillips and ONEOK Partners, L.P. are the other owners. Williams operates the facility pursuant to an operating agreement that extends until May 2011. The fractionator separates mixed NGLs into five products: ethane/propane mix, propane, normal butane, isobutane and natural gasoline. Portions of these products are then transported and stored at our Conway storage facilities.

Note 3.	Summary of Significant Accounting Policies

Basis of Presentation.  The consolidated balance sheet has been prepared based upon accounting principles generally accepted in the United States and includes the accounts of the parent and our controlled subsidiaries. Intercompany accounts and transactions have been eliminated. Ownership interests in the Partnership held by other Williams’ subsidiaries are included in Owner’s Equity.

Use of Estimates.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated balance sheet and accompanying notes. Actual results could differ from those estimates.

Estimates and assumptions which, in the opinion of management, are significant to the underlying amounts included in the balance sheet and for which it would be reasonably possible that future events or information could change those estimates include:

•	loss contingencies;

•	impairment assessments of long-lived assets;

•	environmental remediation obligations; and

•	asset retirement obligations.

These estimates are discussed further throughout the accompanying notes.

Proportional Accounting for the Conway Fractionator.  No separate legal entity exists for the fractionator. We hold a 50% undivided interest in the fractionator property, plant and equipment, and we are responsible for our proportional share of the costs and expenses of the fractionator. As operator of the facility, we incur the liabilities of the fractionator (except for certain fuel costs purchased directly by one of the co-owners) and are reimbursed by the co-owners for their proportional share of the total costs and expenses. Each co-owner is responsible for the marketing of their proportional share of the fractionator’s capacity. Accordingly, we reflect our proportionate share of the fractionator property, plant and equipment in the Consolidated Balance Sheet. Liabilities in the Consolidated Balance Sheet include those incurred on behalf of the co-owners with corresponding receivables from the co-owners. Accounts receivable also includes receivables from our customers for fractionation services.

Cash and Cash Equivalents.  Cash and cash equivalents include demand and time deposits, certificates of deposit and other marketable securities with maturities of three months or less when acquired.

Accounts Receivable.  Accounts receivable are carried on a gross basis, with no discounting, less an allowance for doubtful accounts. No allowance for doubtful accounts is recognized at the time the revenue which generates the accounts receivable is recognized. We estimate the allowance for doubtful accounts based on existing economic conditions, the financial condition of our customers, and the amount and age of past due accounts. Receivables are considered past due if full payment is not received by the contractual due date. Past due accounts are generally written off against the allowance for doubtful accounts only after all collection attempts have been unsuccessful.

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Reimbursable projects.  Expenditures incurred for the repair of the Ignacio natural gas processing plant damaged by a fire in November 2007, which are probable of recovery when incurred, are recorded as reimbursable projects. Expenditures up to the insurance deductible and amounts subsequently determined not to be recoverable are expensed.

Investments.  We account for our Wamsutter Ownership Interests and our 60% investment in Discovery under the equity method due to the voting provisions of their limited liability company agreements which provide the other members of these entities significant participatory rights such that we do not control these investments. In 2004, we recognized an other-than-temporary impairment of our Discovery investment. As a result, Discovery’s underlying equity exceeds the carrying value of our investment at December 31, 2007.

Property, Plant and Equipment.  Property, plant and equipment is recorded at cost. We base the carrying value of these assets on estimates, assumptions and judgements relative to capitalized costs, useful lives and salvage values. Depreciation of property, plant and equipment is provided on the straight-line basis over estimated useful lives. Expenditures for maintenance and repairs are expensed as incurred. Expenditures that enhance the functionality or extend the useful lives of the assets are capitalized. The cost of property, plant and equipment sold or retired and the related accumulated depreciation is removed from the accounts in the period of sale or disposition.

We record an asset and a liability equal to the present value of each expected future asset retirement obligation (ARO). The ARO asset is depreciated in a manner consistent with the depreciation of the underlying physical asset. We measure changes in the liability due to passage of time by applying an interest method of allocation. This amount is recognized in the carrying amount of the liability and as a corresponding accretion expense.

Prepaid Expenses and Leasing Activities.  Prepaid expenses include the unamortized balance of minimum lease payments made to date under a right-of-way renewal agreement. Land and right-of-way lease payments made at the time of initial construction or placement of plant and equipment on leased land are capitalized as part of the cost of the assets. Lease payments made in connection with subsequent renewals or amendments of these leases are classified as prepaid expenses. The minimum lease payments for the lease term, including any renewal are expensed on a straight-line basis over the lease term.

Product Imbalances.  In the course of providing gathering, processing and treating services to our customers, we realize over and under deliveries of our customers’ products and over and under purchases of shrink replacement gas when our purchases vary from operational requirements. In addition, in the course of providing gathering, processing, treating, fractionation and storage services to our customers, we realize gains and losses due to (1) the product blending process at the Conway fractionator, (2) the periodic emptying of storage caverns at Conway and (3) inaccuracies inherent in the gas measurement process. These items are reflected as product imbalance receivables and payables on the Consolidated Balance Sheet. Product imbalance receivables are valued based on the lower of current market prices or weighted average value of NGLs. Product imbalance payables are valued at current market prices. The majority of Four Corners’ settlements are through in-kind arrangements whereby incremental volumes are delivered to a customer (in the case of an imbalance payable) or received from a customer (in the case of an imbalance receivable). Such in-kind deliveries are on-going and take place over several periods. In some cases, settlements of imbalances build up over a period of time and are ultimately settled in cash and are generally negotiated at values which approximate average market prices over a period of time.

Derivative Instruments and Hedging Activities.  We utilize derivatives to manage a portion of our commodity price risk. These instruments consist primarily of swap agreements and forward contracts involving short- and long-term purchases and sales or a physical energy commodity. The counterparty to these instruments is a Williams affiliate. We execute these transactions in over-the-counter markets in which quoted prices exist for active periods. We report the fair value of derivatives, except for those for which the normal

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purchases and normal sales exception has been elected, on the Consolidated Balance Sheet in other current assets, other accrued liabilities, other noncurrent assets or other noncurrent liabilities. We determine the current and noncurrent classification based on the timing of expected future cash flows of individual contracts.

The accounting for changes in the fair value of derivatives is governed by Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and depends on whether the derivative has been designated in a hedging relationship and what type of hedging relationship it is. The accounting for the change in fair value can be summarized as follows:

Derivative Treatment	Accounting Method

Normal purchases and normal sales exception	Accrual accounting
Designated in qualifying hedging relationship	Hedge accounting
All other derivatives	Mark-to-market accounting

We have elected the normal purchases and normal sales exception for certain short- and long-term purchases and sales of a physical energy commodity. Under accrual accounting, any change in the fair value of these derivatives is not reflected on the balance sheet since we made the election of this exception at the inception of these contracts.

For a derivative to qualify for designation in a hedging relationship it must meet specific criteria and we must maintain appropriate documentation. We establish hedging relationships pursuant to our risk management policies. We evaluate the hedging relationships at the inception of the hedge and on an ongoing basis to determine whether the hedging relationship is, and is expected to remain, highly effective in achieving offsetting changes in fair value or cash flows attributable to the underlying risk being hedged. We also regularly assess whether the hedged forecasted transaction is probable of occurring. If a derivative ceases to be or is no longer expected to be highly effective, or if we believe the likelihood of occurrence of the hedged forecasted transaction is no longer probable, hedge accounting is discontinued prospectively, and future changes in the fair value of the derivative are recognized currently in earnings.

For derivatives designated as a cash flow hedge, the effective portion of the change in fair value of the derivative is reported in other comprehensive loss and reclassified into earnings in the period in which the hedged item affects earnings. Any ineffective portion of the derivative’s change in fair value is recognized currently in earnings. Gains or losses deferred in accumulated other comprehensive loss associated with terminated derivatives, derivatives that cease to be highly effective hedges, derivatives for which the forecasted transaction is reasonably possible but no longer probable of occurring, and cash flow hedges that have been otherwise discontinued remain in accumulated other comprehensive loss until the hedged item affects earnings. If it becomes probable that the forecasted transaction designated as the hedged item in a cash flow hedge will not occur, any gain or loss deferred in accumulated other comprehensive loss is recognized in earnings at that time. The change in likelihood of a forecasted transaction is a judgmental decision that includes qualitative assessments made by management.

Revenue Recognition.  The nature of our businesses results in various forms of revenue recognition. Our Gathering and Processing segments recognize (1) revenue from the gathering and processing of gas in the period the service is provided based on contractual terms and the related natural gas and liquid volumes and (2) product sales revenue when the product has been delivered. Our NGL Services segment recognizes (1) fractionation revenues when services have been performed and product has been delivered, (2) storage revenues under prepaid contracted storage capacity evenly over the life of the contract as services are provided and (3) product sales revenue when the product has been delivered.

Impairment of Long-Lived Assets and Investments.  We evaluate our long-lived assets of identifiable business activities for impairment when events or changes in circumstances indicate the carrying value of such assets may not be recoverable. The impairment evaluation of tangible long-lived assets is measured pursuant to

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the guidelines of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” When an indicator of impairment has occurred, we compare our management’s estimate of undiscounted future cash flows attributable to the assets to the carrying value of the assets to determine whether the carrying value of the assets is recoverable. We apply a probability — weighted approach to consider the likelihood of different cash flow assumptions and possible outcomes. If the carrying value is not recoverable, we determine the amount of the impairment recognized by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value.

We evaluate our investments for impairment when events or changes in circumstances indicate, in our management’s judgment, that the carrying value of such investments may have experienced an other-than-temporary decline in value. When evidence of loss in value has occurred, we compare our estimate of fair value of the investment to the carrying value of the investment to determine whether an impairment has occurred. If the estimated fair value is less than the carrying value and we consider the decline in value to be other than temporary, the excess of the carrying value over the estimated fair value is recognized as an impairment.

Judgments and assumptions are inherent in our management’s estimate of undiscounted future cash flows used to determine recoverability of an asset and the estimate of an asset’s fair value used to calculate the amount of impairment to recognize. The use of alternate judgments and/or assumptions could result in the recognition of different levels of impairment charges.

Environmental.  Environmental expenditures that relate to current or future revenues are expensed or capitalized based upon the nature of the expenditures. Expenditures that relate to an existing contamination caused by past operations that do not contribute to current or future revenue generation are expensed. Accruals related to environmental matters are generally determined based on site-specific plans for remediation, taking into account our prior remediation experience. Environmental contingencies are recorded independently of any potential claim for recovery.

Capitalized Interest.  We capitalize interest on major projects during construction based on our average interest rate on debt to the extent we incur interest expense. Prior to our IPO, Williams provided the financing for capital expenditures; hence, the rates used to calculate the interest were based on Williams’ average interest rate on debt during the applicable period in time.

Income Taxes.  We are not a taxable entity for federal and state income tax purposes. The tax on our net income is borne by our owner, Williams.

Recent Accounting Standards.  In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, “Fair Value Measurements.” This Statement establishes a framework for fair value measurements in the financial statements by providing a definition of fair value, provides guidance on the methods used to estimate fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In December 2007, the FASB issued proposed FASB Staff Position No. FAS 157-b deferring the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS No. 157 requires two distinct transition approaches; (i) cumulative-effect adjustment to beginning retained earnings for certain financial instrument transactions and (ii) prospectively as of the date of adoption through earnings or other comprehensive income, as applicable. On January 1, 2008, we adopted SFAS No. 157 applying a prospective transition for our assets and liabilities that are measured at fair value on a recurring basis, primarily our commodity derivatives, with no material impact to our Consolidated Balance Sheet. SFAS No. 157 expands disclosures about assets and liabilities measured at fair value on a recurring basis effective beginning with the first quarter of 2008 reporting.

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In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115.” SFAS No. 159 establishes a fair value option permitting entities to elect to measure eligible financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The fair value option may be applied on an instrument-by-instrument basis, is irrevocable and is applied only to the entire instrument. SFAS No. 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007, and should not be applied retrospectively to fiscal years beginning prior to the effective date. On the adoption date, an entity may elect the fair value option for eligible items existing at that date and the adjustment for the initial remeasurement of those items to fair value should be reported as a cumulative effect adjustment to the opening balance of retained earnings. Subsequent to January 1, 2008, the fair value option can only be elected when a financial instrument or certain other item is entered into. On January 1, 2008, we adopted SFAS No. 159 but have not elected the fair value option for any existing eligible financial instruments or other items.

In December 2007, the FASB issued SFAS No. 141(R) “Business Combinations.” SFAS No. 141(R) applies to all business combinations and establishes guidance for recognizing and measuring identifiable assets acquired, the liabilities assumed, noncontrolling interest in the acquiree and goodwill. Most of these items are recognized at their full fair value on the acquisition date, including acquisitions where the acquirer obtains control but less than 100% ownership interest in the acquiree. SFAS No. 141(R) also requires the expensing of transaction costs as incurred and establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141(R) is effective for business combinations with an acquisition date in fiscal years beginning after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51”. SFAS No. 160 establishes accounting and reporting standards for noncontrolling ownership interests in subsidiaries (previously referred to as the minority interests). Noncontrolling ownership interests in consolidated subsidiaries will be presented in the consolidated balance sheet within equity as a separate component from the parent’s equity. SFAS No. 160 provides guidance on accounting for changes in the parent’s ownership interest in a subsidiary, including transactions where control is retained and where control is relinquished. SFAS No. 160 also requires additional disclosure of information related to noncontrolling interests. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. This will impact our presentation of equity on the Consolidated Balance Sheet.

Note 4.	Related Party Transactions

The employees of our operated assets and all of our general and administrative employees are employees of Williams. Williams directly charges us for the payroll costs associated with the operations employees. Williams carries the obligations for most employee-related benefits in its financial statements, including the liabilities related to the employee retirement and medical plans and paid time off. Certain of the payroll costs associated with the operations employees are charged back to the other Conway fractionator co-owners.

We are charged for certain administrative expenses by Williams and its Midstream segment of which we are a part. These charges are either directly identifiable or allocated to our assets. Direct charges are for goods and services provided by Williams and Midstream at our request. Allocated charges are either (1) charges allocated to the Midstream segment by Williams and then reallocated from the Midstream segment to us or (2) Midstream-level administrative costs that are allocated to us. These allocated corporate administrative expenses are based on a three-factor formula, which considers revenues; property, plant and equipment; and payroll. Certain of these costs are charged back to the other Conway fractionator co-owners. In management’s

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estimation, the allocation methodologies used are reasonable and result in a reasonable allocation to us of our costs of doing business incurred by Williams.

We purchase natural gas for shrink replacement and fuel for Four Corners and the Conway fractionator, including fuel on behalf of the Conway co-owners, from Williams Gas Marketing, Inc. (WGM), a wholly owned subsidiary of Williams. These purchases are generally made at market rates at the time of purchase. In connection with the IPO, Williams transferred to us a gas purchase contract for the purchase of a portion of our fuel requirements at the Conway fractionator at a market price not to exceed a specified level. This contract terminated on December 31, 2007. In December 2007, we entered into fixed price natural gas purchase contracts with WGM to hedge the price of a portion of our natural gas shrink replacement costs for February through December 2008.

Four Corners uses waste heat from a co-generation plant located adjacent to the Milagro treating plant. The co-generation plant is owned by an affiliate of Williams, Williams Flexible Generation, LLC. Waste heat is required for the natural gas treating process, which occurs at Milagro. The charge to us for the waste heat is based on the natural gas needed to generate the waste heat. We purchase this natural gas from WGM.

The operation of the Four Corners gathering system includes the routine movement of gas across gathering systems. We refer to this activity as “crosshauling.” Crosshauling typically involves the movement of some natural gas between gathering systems at established interconnect points to optimize flow, reduce expenses or increase profitability. As a result, we must purchase gas for delivery to customers at certain plant outlets and we have excess volumes to sell at other plant outlets. These purchase and sales transactions are conducted for us by WGM at current market prices at each location. Historically, WGM has not charged us a fee for providing this service, but has occasionally benefited from price differentials that historically existed from time to time between the plant outlets.

We sell the NGLs to which we take title on the Four Corners system to Williams NGL Marketing LLC (WNGLM), a wholly owned subsidiary of Williams.

We enter into financial swap contracts with WGM and WNGLM to hedge forecasted NGL sales. These contracts are priced based on market rates at the time of execution and are reflected in Derivative assets — affiliate and Derivative liabilities — affiliate on the Consolidated Balance Sheet.

One of our major customers is Williams Production Company (WPC), a wholly owned subsidiary of Williams. WPC is one of the largest natural gas producers in the San Juan Basin and we provide natural gas gathering, treating and processing services to WPC under several contracts. One of the contracts with WPC is adjusted annually based on changes in the average price of natural gas.

We sell Conway’s surplus propane and other NGLs to WGM, which takes title to the product and resells it, for its own account, to end users. Correspondingly, we purchase ethane and other NGLs for Conway from WGM to replenish deficit product inventory positions. The transactions conducted between us and WGM are transacted at current market prices for the products.

Williams Partners GP LLC participates in Williams’ cash management program. As of December 31, 2007, our net Advances from affiliate consisted of unsecured promissory note agreements with Williams for both advances to and from Williams and its subsidiaries. We also have notes receivable from WES totaling $906.9 million related to the acquisition of Four Corners and Wamsutter. The advances and notes are due on demand. However, due to the characteristics of these advances and notes, the amounts are shown as Notes receivable — affiliate in the owner’s equity section of the accompanying Consolidated Balance Sheet.

The Partnership maintains its own bank accounts and no longer participates in Williams’ cash management program. Amounts owed by the Partnership or to the Partnership by Williams or its subsidiaries are shown as Accounts receivable — Affiliate or Accounts payable — Affiliate in the accompanying Consolidated Balance Sheet.

WILLIAMS PARTNERS GP LLC

NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)

Note 5.	Equity Investments

Wamsutter

Our Wamsutter Ownership Interests are accounted for using the equity method of accounting due to the voting provisions of Wamsutter’s limited liability company agreement which provide the other member, owned by a Williams affiliate, significant participatory rights such that we do not control the investment. Williams is the operator of Wamsutter.

Wamsutter participates in Williams’ cash management program. Therefore, Wamsutter carries no cash balances. Pursuant to their LLC Agreement, Wamsutter has made net advances to Williams, which were classified as a component of their members’ capital because although the advances are due on demand Williams has not historically required repayment or repaid amounts owed to Wamsutter.

The Wamsutter LLC Agreement provides for distributions of available cash to be made quarterly beginning in March 2008. Available cash is defined as cash generated from Wamsutter’s business less reserves that are necessary or appropriate to provide for the conduct of its business and to comply with applicable law and or debt instrument or other agreement to which it is a party.

Wamsutter will distribute its available cash as follows:

•	First, an amount equal to $17.5 million per quarter to the holder of the Class A membership interests. We currently own 100% of the Class A interests;

•	Second, an amount equal to the amount the distribution on the Class A membership interests in prior quarters of the current distribution year was less than $17.5 million per quarter to the holder of the Class A membership interests; and

•	Third, 5% of remaining available cash shall be distributed to the holder of the Class A membership interests and 95% shall be distributed to the holders of the Class C units, on a pro rata basis. We currently own 50% of the Class C units.

In addition, to the extent that at the end of the fourth quarter of a distribution year, the Class A member has received less than $70.0 million under the first and second bullets above, the Class C members will be required to repay any distributions they received in that distribution year such that the Class A member receives $70.0 million for that distribution year. If this repayment is insufficient to result in the Class A member receiving $70.0 million, the shortfall will not carry forward to the next distribution year. The initial distribution year for Wamsutter commenced on December 1, 2007 and ends on November 30, 2008. Subsequent distribution years for Wamsutter will commence on December 1 and end on November 30.

Summarized balance sheet for 100% of Wamsutter at December 31, 2007 is presented below (in thousands):

Current assets	$27,114
Property, plant and equipment, net	275,163
Non-current assets	191
Current liabilities	(12,944)
Non-current liabilities	(2,812)

Members’ capital	$286,712

WILLIAMS PARTNERS GP LLC

NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)

Discovery Producer Services

Our 60% investment in Discovery is accounted for using the equity method of accounting due to the voting provisions of Discovery’s limited liability company agreement which provide the other member of Discovery significant participatory rights such that we do not control the investment.

Williams is the operator of Discovery. Discovery reimburses Williams for actual payroll and employee benefit costs incurred on its behalf. In addition, Discovery pays Williams a monthly operations and management fee to cover the cost of accounting services, computer systems and management services provided to it. Discovery also has an agreement with Williams pursuant to which (1) Discovery purchases a portion of the natural gas from Williams to meet its fuel and shrink replacement needs at its processing plant and (2) Williams markets the NGLs and excess natural gas to which Discovery takes title.

During 2007 we received total distributions of $35.5 million from Discovery for the 60% interest we currently own or the 40% interest we owned at the time of distribution.

Summarized balance sheet for 100% of Discovery at December 31, 2007 is presented below (in thousands):

Current assets	$78,035
Non-current restricted cash and cash equivalents	6,222
Property, plant and equipment, net	368,228
Current liabilities	(33,820)
Non-current liabilities	(12,216)

Members’ capital	$406,449

Note 6.	Property, Plant and Equipment

Property, plant and equipment, at cost, as of December 31, 2007 is as follows (in thousands):

		Estimated
		Depreciable
		Lives

Land and right of way	$42,657	30 years
Gathering pipelines and related equipment	830,437	20-30 years
Processing plants and related equipment	149,855	30 years
Fractionation plant and related equipment	16,720	30 years
Storage plant and related equipment	80,837	30 years
Buildings and other equipment	90,356	3-45 years
Construction work in progress	28,930

Total property, plant and equipment	1,239,792
Accumulated depreciation	597,503

Net property, plant and equipment	$642,289

Our ARO obligations relate to gas processing and compression facilities located on leased land, wellhead connections on federal land, underground storage caverns and the associated brine ponds and offshore pipelines. At the end of the useful life of each respective asset, we are legally or contractually obligated to remove certain surface equipment and cap certain gathering pipelines at the wellhead connections, properly abandon the storage caverns and offshore pipelines, empty the brine ponds and restore the surface, and remove any related surface equipment.

WILLIAMS PARTNERS GP LLC

NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)

A rollforward of our asset retirement obligation for 2007 is presented below (in thousands).

Balance, January 1	$4,476
Liabilities incurred during the period	2,950
Liabilities settled during the period	(64)
Accretion expense	1,474
Estimate revisions	(93)

Balance, December 31	$8,743

Note 7.	Accrued Liabilities

Accrued liabilities as of December 31, 2007 are as follows (in thousands):

Accrued interest	$19,500
Environmental remediation — current portion	1,396
Customer deposit for construction	96
Taxes other than income	2,490
Other	4,261

$27,743

Note 8.	Major Customers, Concentrations of Credit Risk, Financial Instruments and Energy Commodity Cash Flow Hedges

Major Customers

Our largest customer, on a percentage of revenues basis, is Williams NGL Marketing LLC, which purchases and resells substantially all of the NGLs to which we take title. Williams NGL Marketing LLC accounted for 49% of revenues in 2007. The remaining largest customer, ConocoPhillips, from our Gathering and Processing-West segment, accounted for 22% of revenues in 2007.

Concentrations of Credit Risk

Our cash equivalents consist of high-quality securities placed with various major financial institutions with credit ratings at or above AAA by Standard & Poor’s or Aa by Moody’s Investor’s Service.

The counterparties to our derivative contracts are affiliates of Williams, which minimizes our credit risk exposure.

WILLIAMS PARTNERS GP LLC

NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)

The following table summarizes the concentration of accounts receivable by service and segment as of December 31, 2007 (in thousands).

Gathering and Processing-West:
Natural gas gathering and processing	$11,512
Other	471
Gathering and Processing-Gulf:
Natural gas gathering	324
Other	881
NGL Services:
Fractionation services	303
Amounts due from fractionator partners	1,068
Storage	735
Accrued interest and other	109

$15,403

At December 31, 2007, a substantial portion of our trade accounts receivable result from product sales and gathering and processing services provided to two of our customers. This concentration of customers may impact our overall credit risk either positively or negatively, in that these entities may be similarly affected by industry-wide changes in economic or other conditions. As a general policy, collateral is not required for receivables, but customers’ financial conditions and credit worthiness are evaluated regularly. Our credit policy and the relatively short duration of receivables mitigate the risk of uncollectible receivables.

Financial Instruments

We used the following methods and assumptions to estimate the fair value of financial instruments.

Cash and cash equivalents.  The carrying amounts reported in the balance sheet approximate fair value due to the short-term maturity of these instruments.

Long-term debt.  The fair value of our private long-term debt is based on the prices of similar securities with similar terms and credit ratings.

Energy commodity swap agreements.  The fair value of our swap agreements is based on prices of the underlying energy commodities over the contract life and contractual or notional volumes with the resulting expected future cash flows discounted to a present value using a risk-free market interest rate.

Advances from affiliate.  Our net Advances from affiliate consist of an unsecured promissory note agreement with Williams for both advances to and from Williams. The carrying amounts reported in the balance sheet approximate fair value as this instrument has an interest rate approximating market.

Notes receivable from parent.  The carrying amount of the notes receivable from WES reported in the balance sheet approximate fair value as these instruments have an interest rate approximating market.

WILLIAMS PARTNERS GP LLC

NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)

The following table summarizes our financial instruments as of December 31, 2007 (in thousands).

	Carrying	Fair
	Amount	Value

Cash and cash equivalents	$36,197	$36,197
Long-term debt (see Note 9)	$1,000,000	$1,027,499
Energy commodity swap agreements	$(2,487)	$(2,487)
Advances from affiliate	$7,291	$7,291
Notes receivable from parent	$906,885	$906,885

Energy commodity cash flow hedges

We are exposed to market risk from changes in energy commodity prices within our operations. Our Four Corners operation receives NGL volumes as compensation for certain processing services. To reduce our exposure to a decrease in revenues from the sale of these NGL volumes from fluctuations in NGL market prices, we entered into financial swap contracts. We designate these derivatives as cash flow hedges under SFAS No. 133. These derivatives are expected to be highly effective in offsetting cash flows attributable to the hedged risk during the term of the hedge. However, ineffectiveness may be recognized primarily as a result of locational differences between the hedging derivative and the hedged item. For 2007, there were no derivative gains or losses excluded from the assessment of hedge effectiveness. At December 31, 2007, we have hedged 4.2 million gallons of monthly February through December 2008 forecasted NGL sales. Based on recorded values at December 31, 2007, approximately $0.6 million of net losses will be reclassified into earnings during 2008. These recorded values are based on market prices of the commodities as of December 31, 2007. Due to the volatile nature of commodity prices and changes in the creditworthiness of counterparties, actual gains or losses realized in 2008 will likely differ from these values. These gains or losses will offset net losses or gains that will be realized into earnings from previous unfavorable or favorable market movements associated with underlying hedged transactions.

Note 9.	Long-Term Debt, Credit Facilities and Leasing Activities

Long-Term Debt

Long-Term Debt at December 31, 2007 is as follows (in millions):

	Interest
	Rate(1)

Credit agreement term loan, adjustable rate, due 2012	6.16%	$250.0
Senior unsecured notes, fixed rate, due 2017	7.25%	600.0
Senior unsecured notes, fixed rate, due 2011	7.50%	150.0

Total Long-term debt		$1,000.0

(1)	At December 31, 2007

The terms of the senior unsecured notes are governed by indentures that contains affirmative and negative covenants that, among other things, limit (1) their ability and the ability of their subsidiaries, Discovery and Wamsutter, to incur liens securing indebtedness, (2) mergers, consolidations and transfers of all or substantially all of their properties or assets, (3) Williams Partners Finance Corporation’s, our wholly owned subsidiary organized for the sole purpose of co-issuing our debt securities, ability to incur additional indebtedness and (4) Williams Partners Finance Corporation’s ability to engage in any business not related to obtaining money or arranging financing for us or our other subsidiaries. The indentures also contain customary events of default, upon which the trustee or the holders of the senior notes may declare all outstanding senior unsecured notes to be due and payable immediately.

WILLIAMS PARTNERS GP LLC

NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)

The Partnership may redeem the senior unsecured notes at their option in whole or in part at any time or from time to time prior to the respective maturity dates at a redemption price per note equal to the sum of (1) the then outstanding principal amount thereof, plus (2) accrued and unpaid interest, if any, to the redemption date, plus (3) a specified “make-whole” premium (as defined in the indenture). Additionally, upon a change of control of the Partnership (as defined in the indenture), each holder of the senior unsecured notes will have the right to require them to repurchase all or any part of such holder’s senior unsecured notes at a price equal to 101% of the principal amount of the senior unsecured notes plus accrued and unpaid interest, if any, to the date of settlement. Except upon a change of control as described in the prior sentence, the Partnership is not required to make mandatory redemption or sinking fund payments with respect to the senior unsecured notes or to repurchase the senior unsecured notes at the option of the holders.

Pursuant to the indentures, the Partnership may issue additional notes from time to time. The senior notes and any additional notes subsequently issued under the indentures, together with any exchange notes, will be treated as a single class for all purposes under the indentures, including, without limitation, waivers, amendments, redemptions and offers to purchase.

The senior notes are the Partnership’s senior unsecured obligations and rank equally in right of payment with all of our other senior indebtedness and senior to all of our future indebtedness that is expressly subordinated in right of payment to the senior notes. The senior notes will not initially be guaranteed by any of our subsidiaries. In the future in certain instances as set forth in the indenture, one or more of our subsidiaries may be required to guarantee the senior notes.

Credit Facilities

On December 11, 2007, the Partnership entered into a $450.0 million senior unsecured credit agreement with Citibank, N.A. as administrative agent, comprised initially of a $200.0 million revolving credit facility available for borrowings and letters of credit and a $250.0 million term loan. Under certain conditions, the revolving credit facility may be increased up to an additional $100.0 million. Borrowings under this agreement must be repaid by December 11, 2012. At December 31, 2007, we had a $250.0 million term loan outstanding under the term loan provisions and no amounts outstanding under the revolving credit facility.

Interest on borrowings under this agreement will be payable at rates per annum equal to, at our option: (1) a fluctuating base rate equal to Citibank, N.A.’s prime rate plus the applicable margin, or (2) a periodic fixed rate equal to LIBOR plus the applicable margin. The applicable margin spread and commitment fee are based on the specific borrower’s senior unsecured long-term debt ratings.

The credit agreement contains various covenants that limit, among other things, the Partnership’s, and certain of its subsidiaries’, ability to incur indebtedness, grant certain liens supporting indebtedness, merge, consolidate or allow any material change in the character of its business, sell all or substantially all of its assets, make certain transfers, enter into certain affiliate transactions, make distributions or other payments other than distributions of available cash under certain conditions, or use proceeds other than for partnership purposes (not to include the purchase or carrying of margin stock). Significant financial covenants under the credit agreement include the following:

•	The Partnership, together with our consolidated subsidiaries and Wamsutter, are required to maintain a ratio of consolidated indebtedness to consolidated EBITDA (each as defined in the credit agreement) of no greater than 5.00 to 1.00. This ratio may be increased in the case of an acquisition of $50.0 million or more, in which case the ratio will be 5.50 to 1.00 for the three fiscal quarter-periods following such acquisition.

•	Our ratio of consolidated EBITDA to consolidated interest expense, as defined in the credit agreement, must be not less than 2.75 to 1.00 as of the last day of any fiscal quarter commencing March 31, 2008 unless we obtain an investment grade rating from Standard and Poor’s Ratings Services or Moody’s

WILLIAMS PARTNERS GP LLC

NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)

Investors Service and the rating from the other agencies is not less than Ba1 or BB+, as applicable. On November 10, 2007, Standard and Poor’s Rating Services raised our credit rating from BB+ to BBB-. On January 28, 2008, Moody’s upgraded the ratings of WPZ’s senior unsecured rating to Ba2 from Ba3.

Each of the above ratios is to be tested at the end of each fiscal quarter and measured on a rolling four-quarter basis, commencing March 31, 2008. The credit agreement also includes customary events of default, upon which the lenders will be able to accelerate the maturity of the credit agreement and exercise other rights and remedies.

On November 21, 2007, the Partnership was removed as a borrower under Williams’ $1.5 billion revolving credit facility. As a result, we no longer have access to $75.0 million borrowing capacity under that facility.

On August 7, 2006, the Partnership amended and restated their $20 million revolving credit facility with Williams as the lender. The credit facility is available exclusively to fund working capital requirements. Borrowings under the credit facility mature on June 20, 2009 and bear interest at the one-month LIBOR. We pay a commitment fee to Williams on the unused portion of the credit facility of 0.30% annually. We are required to reduce all borrowings under the credit facility to zero for a period of at least 15 consecutive days once each 12-month period prior to the maturity date of the credit facility. As of December 31, 2007, we have no outstanding borrowings under the working capital credit facility.

Leasing Activities

We lease the land on which a significant portion of Four Corners’ pipeline assets are located. The primary landowners are the Bureau of Land Management (BLM) and several Indian tribes. The BLM leases are for thirty years with renewal options. The most significant of the Indian tribal leases will expire at the end of 2022 and will then be subject to renegotiation. Four Corners leases compression units under a lease agreement with Exterran Holdings, Inc. The initial term of this agreement expired on June 30, 2006. We continue to lease these units on a month-to-month basis during the ongoing renegotiation. The month-to-month arrangement can be terminated by either party upon thirty days advance written notice. We also lease other minor office, warehouse equipment and automobiles under non-cancelable leases. The future minimum annual rentals under these non-cancelable leases as of December 31, 2007 are payable as follows (in thousands):

2008	$1,513
2009	1,048
2010	526
2011	81
2012 and thereafter	11

$3,179

WILLIAMS PARTNERS GP LLC

NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)

Note 10.	Owner’s Equity

We are entitled to incentive distributions from the Partnership if the amount we distribute to the Partnership’s unitholders with respect to any quarter exceeds specified target levels shown below:

		General
Quarterly Distribution Target Amount (per unit)	Unitholders	Partner

Minimum quarterly distribution of $0.35	98%	2%
Up to $0.4025	98	2
Above $0.4025 up to $0.4375	85	15
Above $0.4375 up to $0.5250	75	25
Above $0.5250	50	50

In the event of a liquidation, all property and cash in excess of that required to discharge all liabilities will be distributed to the Partnership’s unitholders and us in proportion to their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The Partnership’s subordination period ended on February 19, 2008, the second business day following the distribution of available cash to Partners, when the Partnership met the requirements for early termination pursuant to the Partnership agreement. As a result of termination, the 7,000,000 outstanding subordinated units owned by four subsidiaries of Williams converted one-for-one to common units and will participate pro rata with the other common units in distributions of available cash beginning with the May 2008 distribution. We will reclassify approximately $1.2 billion from minority interest to owner’s equity in the first quarter of 2008. This reclassification will recognize the gain on sale of the limited partner units in 2005, 2006 and 2007.

Note 11.	Long-Term Incentive Plan

We maintain the Williams Partners GP LLC Long-Term Incentive Plan (the Plan) for employees, consultants, and directors who perform services for us. The Plan permits the granting of awards covering an aggregate of 700,000 common units. These awards may be in the form of options, restricted units, phantom units or unit appreciation rights.

During 2007, we granted 2,403 restricted units pursuant to the Plan to members of our Board of Directors who are not officers or employees. These restricted units vested 180 days from the grant date.

Note 12.	Commitments and Contingencies

Commitments.  Commitments for goods and services used in our operations and for construction and acquisition of property, plant and equipment are approximately $56.8 million at December 31, 2007.

Environmental Matters-Four Corners.  Current federal regulations require that certain unlined liquid containment pits located near named rivers and catchment areas be taken out of use, and current state regulations required all unlined, earthen pits to be either permitted or closed by December 31, 2005. Operating under a New Mexico Oil Conservation Division-approved work plan, we have physically closed all of our pits that were slated for closure under those regulations. We are presently awaiting agency approval of the closures for 40 to 50 of those pits.

We are also a participant in certain hydrocarbon removal and groundwater monitoring activities associated with certain well sites in New Mexico. Of nine remaining active sites, product removal is ongoing at seven and groundwater monitoring is ongoing at each site. As groundwater concentrations reach and sustain closure criteria levels and state regulator approval is received, the sites will be properly abandoned. We expect the remaining sites will be closed within four to eight years.

WILLIAMS PARTNERS GP LLC

NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)

We had accrued liabilities totaling $0.7 million at December 31, 2007 for these environmental activities. It is reasonably possible that we will incur costs in excess of our accrual for these matters. However, a reasonable estimate of such amounts cannot be determined at this time because actual costs incurred will depend on the actual number of contaminated sites identified, the amount and extent of contamination discovered, the final cleanup standards mandated by governmental authorities and other factors.

On April 11, 2007, the New Mexico Environment Department’s Air Quality Bureau (NMED) issued a Notice of Violation to Four Corners that alleges various emission and reporting violations in connection with our Lybrook gas processing plant’s flare and leak detection and repair program. The NMED proposed a penalty of approximately $3 million. We are discussing the basis for and the scope of the proposed penalty with the NMED.

We are subject to extensive federal, state and local environmental laws and regulations which affect our operations related to the construction and operation of our facilities. Appropriate governmental authorities may enforce these laws and regulations with a variety of civil and criminal enforcement measures, including monetary penalties, assessment and remediation requirements and injunctions as to future compliance. We have not been notified and are not currently aware of any material noncompliance under the various applicable environmental laws and regulations.

Environmental Matters-Conway.  We are a participant in certain environmental remediation activities associated with soil and groundwater contamination at our Conway storage facilities. These activities relate to four projects that are in various remediation stages including assessment studies, cleanups and/or remedial operations and monitoring. We continue to coordinate with the Kansas Department of Health and Environment (KDHE) to develop screening, sampling, cleanup and monitoring programs. The costs of such activities will depend upon the program scope ultimately agreed to by the KDHE and are expected to be paid over the next two to nine years.

In 2004, we purchased an insurance policy that covers up to $5.0 million of remediation costs until an active remediation system is in place or April 30, 2008, whichever is earlier, excluding operation and maintenance costs and ongoing monitoring costs, for these projects to the extent such costs exceed a $4.2 million deductible, of which $3.1 million has been incurred to date from the onset of the policy. The policy also covers costs incurred as a result of third party claims associated with then existing but unknown contamination related to the storage facilities. The aggregate limit under the policy for all claims is $25.0 million. We do not expect to submit any claims under this insurance policy prior to its expected expiration date on April 30, 2008. In addition, under an omnibus agreement with Williams entered into at the closing of the IPO, Williams has agreed to indemnify us for the $4.2 million deductible not covered by the insurance policy, excluding costs of project management and soil and groundwater monitoring. There is a $14.0 million cap on the total amount of indemnity coverage under the omnibus agreement, which would be reduced by any actual recoveries under the environmental insurance policy. There is also a three-year time limitation on this indemnification from the August 23, 2005 IPO closing date. The benefit of this indemnification is accounted for as a capital contribution to us by Williams as the costs are reimbursed.

We had accrued liabilities totaling $3.3 million at December 31, 2007 for these environmental remediation activities. It is reasonably possible that we will incur losses in excess of our accrual for these matters. However, a reasonable estimate of any excess amounts cannot be determined at this time because actual costs incurred will depend on the actual number of contaminated sites identified, the amount and extent of contamination discovered, the final cleanup standards mandated by KDHE and other governmental authorities and other factors.

Will Price.  In 2001, we were named, along with other subsidiaries of Williams, as defendants in a nationwide class action lawsuit in Kansas state court that had been pending against other defendants, generally pipeline and gathering companies, since 2000. The plaintiffs alleged that the defendants have engaged in

WILLIAMS PARTNERS GP LLC

NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)

mismeasurement techniques that distort the heating content of natural gas, resulting in an alleged underpayment of royalties to the class of producer plaintiffs and sought an unspecified amount of damages. The defendants have opposed class certification and a hearing on plaintiffs’ second motion to certify the class was held on April 1, 2005. We are awaiting a decision from the court. The amount of any possible liability cannot be reasonably estimated at this time.

Grynberg.  In 1998, the Department of Justice informed Williams that Jack Grynberg, an individual, had filed claims on behalf of himself and the federal government, in the United States District Court for the District of Colorado under the False Claims Act against Williams and certain of its wholly owned subsidiaries, including us. The claims sought an unspecified amount of royalties allegedly not paid to the federal government, treble damages, a civil penalty, attorneys’ fees, and costs. Grynberg has also filed claims against approximately 300 other energy companies alleging that the defendants violated the False Claims Act in connection with the measurement, royalty valuation and purchase of hydrocarbons. In 1999, the Department of Justice announced that it was declining to intervene in any of the Grynberg cases, including the action filed in federal court in Colorado against us. Also in 1999, the Panel on Multi-District Litigation transferred all of these cases, including those filed against us, to the federal court in Wyoming for pre-trial purposes. Grynberg’s measurement claims remain pending against us and the other defendants; the court previously dismissed Grynberg’s royalty valuation claims. In May 2005, the court-appointed special master entered a report which recommended that the claims against certain Williams’ subsidiaries, including us, be dismissed. On October 20, 2006, the court dismissed all claims against us. In November 2006, Grynberg filed his notice of appeals with the Tenth Circuit Court of Appeals. The amount of any possible liability cannot be reasonably estimated at this time.

GE Litigation.  General Electric International, Inc. (GEII) worked on turbines at our Ignacio, New Mexico plant. We disagree with GEII on the quality of GEII’s work and the appropriate compensation. GEII asserts that it is entitled to additional extra work charges under the agreement, which we deny are due.

In 2006, we filed suit in federal court in Tulsa, Oklahoma against GEII, GE Energy Services, Inc., and Qualified Contractors, Inc.; alleged, among other claims, breach of contract, breach of the duty of good faith and fair dealing, and negligent misrepresentation; and sought unspecified damages. In 2007, the defendants and GEII filed counterclaims against us that alleged breach of contract and breach of the duty of good faith and fair dealing. Trial has been set for April 21, 2008. We are unable to quantify or estimate the possible liability.

Outstanding Registration Rights Agreement.  On December 13, 2006, the Partnership issued approximately $350.0 million of common and Class B units in a private equity offering. In connection with these issuances, they entered into a registration rights agreement with the initial purchasers whereby they agreed to file a shelf registration statement providing for the resale of the common units purchased and the common units issued on the conversion of the Class B units. The Partnership filed the shelf registration statement on January 12, 2007 and it became effective on March 13, 2007. On May 21, 2007, the outstanding Class B units were converted into common units on a one-for-one basis. If the shelf is unavailable for a period that exceeds an aggregate of 30 days in any 90-day period or 105 days in any 365 day period, the purchasers are entitled to receive liquidated damages. Liquidated damages with respect to each purchaser are calculated as 0.25% of the Liquidated Damages Multiplier per 30-day period for the first 60 days following the 90th day, increasing by an additional 0.25% of the Liquidated Damages Multiplier per 30-day period for each subsequent 60 days, up to a maximum of 1% of the Liquidated Damages Multiplier per 30-day period; provided, the aggregate amount of liquidated damages payable to any purchaser is capped at 10% of the Liquidated Damages Multiplier. The Liquidated Damages Multiplier is (i) the product of $36.59 times the number of common units purchased plus (ii) the product of $35.81 times the number of Class B units purchased. Due to amendments made to Rule 144 of the Securities Act in February 2008, related to securities acquired by non-affiliates from an issuer subject to